United States securities and exchange commission logo





                              March 1, 2022

       Joseph Busky
       Chief Executive Officer
       Coronado Topco, Inc.
       1001 Route 202
       Raritan, NJ 08869

                                                        Re: Coronado Topco,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed January 31,
2022
                                                            File No. 333-262434

       Dear Mr. Busky:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover page

   1. Please disclose on the cover page that the number of TopCo shares that Quidel stockholders will
receive in the Quidel Merger and that Ortho shareholders will receive in the Ortho scheme is
based on a fixed exchange ratio that will not be adjusted to reflect changes in the market
value of the Quidel shares or Ortho shares, as discussed on page 32.
       Summary
       Information about the Parties to the Combinations
       Ortho Clinical Diagnostics Holdings plc, page 13

   2.                                                   Please revise to
discuss in the prospectus summary the fact that Ortho   s current net debt of
                                                        $2.0 billion is
expected to continue to be outstanding and that it may incur significant
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FirstName  LastNameJoseph Busky
Coronado Topco,  Inc.
Comapany
March      NameCoronado Topco, Inc.
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         additional indebtedness in the future. We note risk factor disclosure to this effect on pages 38 and 73. Additionally, disclose Ortho's history of net losses and if material, unfunded pension liabilities, as referenced on page 74, jurisdiction of organization, the date of its IPO, Carlyle's beneficial ownership before and after the combinations and board designation rights. As drafted shareholders are provided with little information regarding its business history, which is material to a decision of how to vote in relation to the proposed business combination. Please also discuss the deed of irrevocable undertaking delivered by the Carlyle stockholder, as referenced on page 253, and disclose the percentage of Ortho outstanding shares needed to approve the Ortho scheme in addition to those voted by the Carlyle stockholder.
Cautionary Statement Concerning Forward-Looking Statements, page 29

3. We note the statement on this page that investors "should not place undue reliance" on forward-looking statements. Please revise this statement to eliminate any implication that investors are not entitled to rely on the information included in the registration statement.
         Please also revise similar statements on pages 30 and 220.
Risk Factors
The Topco Bylaws will designate the Court of Chancery of the State of Delaware (the "Court of
Chancery") as the sole and exclusive forum..., page 40

4. We note that the forum selection provision identifies the Court of Chancery of the State of
         Delaware as the exclusive forum for certain litigation, including "claims in the right of
         Topco that are based upon a violation of duty by a current or former director, officer, employee or stockholder in such capacity." Please disclose whether this provision applies to actions arising under the Exchange Act. In this regard, we note that Section 27 of the
         Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. To the extent the provision does not apply to claims arising under the Exchange Act, please ensure that the exclusive forum provision in your governing documents states this clearly.
         Please also disclose that there is uncertainty as to whether a court would enforce your federal forum selection provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also disclose that there is a risk your exclusive forum provisions may result in increased costs for an investor to bring a claim.
Risks Relating to Ortho's Business
Global market, economic and political conditions may adversely affect Ortho's operations and performance., page 46

5. Please file the Revolving Credit Facility and the Senior Secured Credit Facilities as
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FirstName  LastNameJoseph Busky
Coronado Topco,  Inc.
Comapany
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         exhibits or provide your analysis as to why you do not believe filing is required. Refer to
         Item 601(b)(10) of Regulation S-K.
Unaudited Pro Forma Combined Statement of Income, page 79

6. It appears that your gross profit line item does not reflect all the costs of revenue in that it excludes amortization of intangible assets. Please tell us how you determined that your presentation is appropriate and complies with Staff Accounting Bulletin Topic 11.B.
         Otherwise, revise your annual and interim presentation to remove the gross profit line item or to present gross profit that reflects all costs of revenue. Business of Quidel
Products , page 127

7. We note your disclosure on page 127 that Quidel entered into agreements with Beckman
         Coulter to resolve litigation between Quidel and Beckman Coulter under which Quidel will continue to supply Beckman Coulter products related to this business and receive payments of between $70 and $75 million per year through 2029 under these arrangements. Please file these agreements as exhibits or provide your analysis as to why you do not believe filing is required. Refer to Item 601(b)(10) of Regulation S-K.
8. Please disclose the duration and effect of all material patents or patent families, trademarks or licenses held by Quidel or provide a cross reference to the document in which this information is incorporated by reference. This disclosure should disclose the type of patents (i.e., composition of matter, use, or process), the products to which such patents relate, the jurisdiction and anticipated expiry. Refer to Item 101 of Regulation S-
         K.
Business of Ortho
Ortho's Competitive Strengths, page 131

9. We note your disclosure on page 132 that Ortho won a five-year contract with a five-year extension option with Creative Testing Solutions and that, under this contract, Ortho is
         Creative Testing Solutions    primary supplier of serology Donor
Screening testing in the
         United States. Please file this agreement as an exhibits or provide your analysis as to why you do not believe filing is required. Refer to Item 601(b)(10) of Regulation S-K.
         Additionally, please revise to describe and quantify the benefits and obligations under this agreement and disclose the term and termination provisions.
Highly compelling solutions supported by its leading and innovative research and development capabilities, page 133

10. We note your disclosure that Ortho has partnered with Quotient to commercialize, when approved, the next generation product in IH that enables a high level of multiplexing and addresses the ultra-high throughput market. Please file this agreement as an exhibit or provide your analysis as to why you do not believe filing is required. Additionally, please
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Coronado Topco,  Inc.
Comapany
March      NameCoronado Topco, Inc.
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         revise to describe and quantify the benefits and obligations under this agreement and disclose the term and termination provisions.
Key Products - Transfusion Medicine, page 141

11. We note your disclosure in the table stating that certain key products are "safe." Please clarify whether these products have been approved by the FDA or comparable foreign regulator and if they were not, please remove these safety references. Intellectual Property, page 144

12. Please disclose the duration and effect of all material patents or patent families, trademarks or licenses held by Ortho. This disclosure should disclose the type of patents
         (i.e., composition of matter, use, or process), the products to which such patents relate, the jurisdiction and anticipated expiry. Refer to Item 101 of Regulation
S-K.
Collaboration Arrangements, page 145

13.      We note your disclosure that Ortho   s Joint Business is a
collaboration with Grifols
         relating to its Hepatitis and HIV diagnostics business and that this arrangement is governed by an agreement originally entered into in 1989 with a 50-year term. Please file this agreement as an exhibit or provide your analysis as to why you do not believe filing is required. Additionally, please describe and quantify the benefits and obligations under this agreement and disclose the term and termination provisions.
Background of the combinations, page 193

14. We note your discussion of the negotiations from the December 20 proposal to the Ortho
         Scheme Consideration. Please expand your disclosure to discuss how the Quidel board arrived at the Ortho Scheme Consideration. Address in your revisions the extent to which the Quidel board relied on forecasts prepared by Quidel management and/or Ortho management, including the Ortho Synergies Estimates. Additionally, please expand your disclosure to more specifically describe the role of Citi in advising the Quidel board as well as the role of Carlyle in the negotiations.
Opinion of Perella Weinberg Partners LP as Financial Advisor to Quidel
Selected Publicly Traded Companies Analysis, page 207

15. Please revise your disclosure to specifically describe the selection criteria for the publicly traded companies analysis, rather than refer generally to the
similarity    of the lines of
         business to Quidel and Ortho   s lines of business. Please make
similar revisions to the
         discussion of companies selected by J.P. Morgan on page 215. Unaudited Forward-Looking Financial Information, page 219

16.      We note your discussion of Case 1 and Case 2 projections on page 220,
Quidel
         Management Projections for Ortho on page 221, Ortho Management Projections for Ortho
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         on page 222, Ortho Management Projections for Quidel on pages 223-224 and synergy estimates for TopCo on page 224. In each case, revise to specifically describe the assumptions that were used to produce the projections and risks to these assumptions.
Material U.S. Federal Income Tax Considerations , page 264

17. Please remove the disclaimer on page 265 indicating that the discussion of material tax considerations are provided for informational purposes only. Material U.S. Federal Income Tax Considerations to U.S. Holders of Quidel Shares of the Quidel
Merger , page 266

18. We note your disclosure that Section 351(a) provides that no gain or loss shall be recognized on the exchange of the Quidel Shares solely for TopCo Shares. Please revise to state such conclusion as the opinion of named counsel and file an opinion of counsel as an exhibit to your registration statement. For guidance, refer to Section III of Staff Legal
         Bulletin No. 19.
Comparison of Rights of Holders of Quidel, Ortho, and TopCo, page 270

19. We note your statement that the discussion is qualified in its entirety by reference to the
         DGCL, the UK Companies Act and Quidel   s, Ortho   s and Topco   s
organizational
         documents. It is not appropriate to qualify your disclosure by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement.
         Please revise accordingly.
20. We note the comparison of existing rights of Quidel and Ortho stockholders against the rights of TopCo shareholders. Please tell us why you are not presenting approval of
         TopCo   s charter as a separate proposal. In addition, please present each provision of
         TopCo   s organizational documents that represents a material change to the rights of
         Quidel and Ortho shareholders as a separate proposal so that shareholders have an opportunity to express their views separately on material provisions that will establish their substantive rights as shareholders. In the alternative, please tell us why you believe you are not required to do so. See Question 201.01 and 201.02 of Exchange Act Rule 14a-
         4(a)(3) Compliance and Disclosure Interpretations for additional guidance.
General

21. Please provide us with copies of the materials that your respective financial advisors prepared and shared with the Quidel and/or Ortho boards in connection with the combinations, including any board books, transcripts and summaries of oral presentations made to the boards. We may have additional comments after we review those materials.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Joseph Busky
Coronado Topco, Inc.
March 1, 2022
Page 6

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Fay at 202-551-3812 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Christine Westbrook at 202-551-5019 with any other questions.



                                                           Sincerely,
FirstName LastNameJoseph Busky
                                                           Division of
Corporation Finance
Comapany NameCoronado Topco, Inc.
                                                           Office of Life
Sciences
March 1, 2022 Page 6
cc:       Branden C. Berns, Esq.
FirstName LastName